 Filed pursuant to Rule 424(b)(5)
 Registration No. 333-223799
Amendment No. 1 dated August 12, 2020
(To prospectus supplement dated October 31, 2018
and prospectus dated May 17, 2018)
Up to $50,000,000
Common Stock
This Amendment No. 1 (this “amendment”) amends our prospectus supplement, dated October 31, 2018 (as amended, the “ prospectus supplement ”), and the prospectus dated May 17, 2018 (the “accompanying prospectus”). This amendment should be read in conjunction with the prospectus supplement and the accompanying prospectus, including the documents incorporated by reference therein, each of which are to be delivered with this amendment. Except as set forth in this amendment, the prospectus supplement and the accompanying prospectus, as updated by the documents incorporated by reference therein, remain unchanged.
On August 12, 2020, we entered into an amendment to the equity distribution agreement, dated December 11, 2017, as amended by Amendment No. 1 to the equity distribution agreement, dated October 31, 2018, with UBS Securities LLC (as amended, the “equity distribution agreement”), relating to the shares of common stock offered by the prospectus supplement and the accompanying prospectus. In addition, effective August 10, 2020, Morgan Stanley & Co. LLC elected to terminate its equity distribution agreement and role as a sales agent in this offering. As a result of such termination, no further offers or sales of our common stock will be made through Morgan Stanley & Co. LLC pursuant to the prospectus supplement and the accompanying prospectus. Accordingly, all references to “Morgan Stanley & Co. LLC” and “Morgan Stanley” in the prospectus supplement shall hereafter be deemed to be deleted, all references to the “sales agent” or the “sales agents” in the prospectus supplement shall hereafter be deemed to exclude Morgan Stanley & Co. LLC and refer to a single “sales agent,” and all references to the “equity distribution agreement” or the “equity distribution agreements” in the prospectus supplement shall be deemed to mean the equity distribution agreement.
Our common stock is listed on the New York Stock Exchange under the symbol “BHR.” On August 11, 2020, the last reported sales price of our common stock on the New York Stock Exchange was $3.06 per share.
Our common stock is subject to certain restrictions on ownership designed to preserve our qualification as a real estate investment trust for federal income tax purposes. See “Restrictions on Ownership and Transfer” in the accompanying prospectus.
Investing in our common stock involves a high degree of risk. Risks associated with an investment in our common stock are described under the heading “Risk Factors” on page S-3 of the prospectus supplement, page 7 of the accompanying prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2019 filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as updated by our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 and our subsequent filings under the Exchange Act, which are incorporated by reference into the prospectus supplement and the accompanying prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this amendment, the prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
UBS Investment Bank
The date of this Amendment No. 1 to Prospectus Supplement is August 12, 2020